
August 10, 2021

Shi Li
Chief Executive Officer
AppMail, Inc.
435 W. 31st Street
Suite 49E
New York, NY 10001

> **Re: AppMail, Inc.**
> **Amendment No. 2 to Form 1-A**
> **Filed July 27, 2021**
> **File No. 024-11490**

Dear Mr. Li:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

Amendment No. 1 to Form 1-A filed July 27, 2021

Summary of the Offering, page 7

1. Please disclose in the summary and in the use of proceeds section that the company intends to pay $48,000 each to Shi Li and Duncan Sham from the proceeds of this offering for deferred compensation as you note in response to prior comment 11.

Dilution, page 17

2. Your response to prior comment 5 indicates that your calculation of net tangible book value includes total liabilities, however, the calculation provided only includes current liabilities and loans payable. Please revise your calculations and related disclosures, as

necessary. In addition, reconcile the min/max offering costs of $248,750 and $695,000, respectively, included in the dilution table to the individual costs provided in your use of proceeds disclosure on page 25, which total $233,750 and $595,000 or revise as necessary.

Description of the Business, page 25

3. We note your response to prior comment 8 that you do not expect to be materially dependent in future periods on LATAM Airlines Group S.A., a customer from which you generated all of your revenue in 2020. Explain the basis for your belief that you will not be materially dependent upon LATAM. Disclose the terms of any agreements with LATAM. Explain whether you have identified other customers or whether LATAM has indicated that it will decrease future orders.

Note 9. Subsequent Events, page II-15

4. We note from your revised disclosures in response to prior comment 14 that on March 15, 2021, you concluded the offering of 203,320 shares of Class A common stock. Elsewhere throughout the filing you refer to the issuance of 60,993 shares of Class A common stock in 2021. Please tell us whether the 60,993 Class A common shares are part of the 203,320 shares noted here. If not, revise to include a discussion of such issuance in your subsequent event disclosures. Also, ensure that the 1,486,742 Class A common shares outstanding as of March 15, 2021, as disclosed throughout the filing, properly reflect all share issuances after the most recent balance sheet date. In this regard, such amount appears to include only 60,993 shares issued after year-end and not the 203,320 referenced herein.

5. According to the March 2021 amendment to your Certificate of Incorporation, 45.0 million shares of Class A common stock and 20.0 million shares of Class F common stock are authorized for issuance. However, according to your Balance Sheet, 15.0 million and 25.0 million shares of Class A and Class F common stock, respectively are available for issuance. Please clarify this apparent inconsistency or revise your disclosures as necessary.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mara Vento